As confidentially submitted to the Securities and Exchange Commission on September 15, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clearside Biomedical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	45-2437375
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1220 Old Alpharetta Road, Suite 300

Alpharetta, GA 30005

(678) 270-3631

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel H. White

Chief Executive Officer

Clearside Biomedical, Inc.

1220 Old Alpharetta Road, Suite 300

Alpharetta, GA 30005

(678) 270-3631

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler Darren K. DeStefano Brian F. Leaf Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Peter N. Handrinos Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes offering price of additional shares that underwriters have the option to purchase.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This filing is being confidentially submitted solely for the purpose of submitting Exhibit 10.15 to the Registration Statement on Form S-1. This filing does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The NASDAQ Global Market initial listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We intend to enter into similar indemnification agreements with our executive officers prior to the completion of this offering. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Issuances of Capital Stock, Promissory Notes and Warrants

The following list sets forth information regarding all unregistered securities sold by us since May 26, 2011, the date of our inception, through September 12, 2014.

1)	Between June 2011 and December 2011, we borrowed an aggregate of $100,000 from Daniel H. White pursuant to a series of convertible promissory notes.

2)	In January 2012, February 2012 and July 2012, we issued an aggregate of 5,198,826 shares of our Series A convertible preferred stock to seven accredited investors at a per share price of $0.78589, for aggregate consideration of approximately $4.1 million, including the conversion of the promissory notes described above.

3)	In December 2012, we borrowed $150,000 from a lender pursuant to an unsecured promissory note.

4)	In January 2013, we issued an aggregate of 4,356,931 shares of our Series A-1 convertible preferred stock to 13 accredited investors at a per share price of $1.8132, for aggregate consideration of approximately $7.9 million.

5)	In February 2013, in connection with a loan agreement, we borrowed $125,000 from a lender pursuant to a promissory note and issued a warrant to purchase 16,550 shares of our Series A-1 convertible preferred stock, which will become a warrant to purchase 16,550 shares of our common stock following the completion of this offering.

6)	In April and May 2014, we issued an aggregate principal amount of $3.0 million of unsecured 7% convertible promissory notes and warrants to purchase 248,175 shares of our common stock at an exercise price of $0.01 per share to 10 accredited investors.

7)	In August 2014, we issued an aggregate of 6,009,202 shares of our Series B convertible preferred stock at a per share price of $2.69783 and warrants to purchase 1,716,914 shares of our common stock at an exercise price of $0.01 per share to 31 accredited investors, for aggregate consideration of approximately $16.2 million. In some cases, some or all of the purchase price for these shares took the form of conversion of principal and interest under outstanding convertible promissory notes held by the respective investors.

The offers, sales and issuances of the securities described in the paragraphs above were exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients also represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

Stock Option Grants

From May 26, 2011, the date of our inception, through September 12, 2014, we have granted options under our 2011 stock incentive plan to purchase an aggregate of 2,689,160 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.01 to $1.40 per share. Of these, options to purchase an aggregate of 578,991 shares have been cancelled without being exercised and 424,267 shares were issued upon the exercise of stock options, at an exercise price of $0.07 per share, for aggregate proceeds of approximately $30,000.

The offers, sales and issuances of the securities described in the foregoing paragraph were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2011 stock incentive plan. Appropriate legends were affixed to the securities issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on the          day of                         , 2014.

CLEARSIDE BIOMEDICAL, INC.

By:
Daniel H. White President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel H. White, Charles A. Deignan and Brent B. Siler, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Daniel H. White	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Charles A. Deignan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014

Christy L. Shaffer, Ph.D.	Director	, 2014

Clay B. Thorp	Director	, 2014

Signature	Title	Date

William D. Humphries	Director	, 2014

Evgeny Zaytsev, M.D.	Director	, 2014

Gerald D. Cagle, Ph.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number		Description of Document

1.1	†	Form of Underwriting Agreement.

3.1	**	Fourth Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	†	Form of Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation to be filed prior to the completion of this offering.

3.3	†	Form of Fifth Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4	**	Bylaws, as currently in effect.

3.5	†	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	†	Specimen stock certificate evidencing shares of Common Stock.

4.2	**	Second Amended and Restated Investor Rights Agreement, dated as of August 29, 2014, by and among the Registrant and certain of its stockholders.

4.3	**	Form of Common Stock Purchase Warrant issued in bridge financing.

4.4	**	Stock Warrant issued to North Carolina Biotechnology Center, dated as of February 12, 2013.

5.1	†	Opinion of Cooley LLP as to legality.

10.1	#**	License Agreement, by and among the Registrant, Emory University and The Georgia Tech Research Corporation, dated as of July 4, 2012, as amended by the First Amendment to License Agreement, dated April 2, 2014.

10.2	**	Lease Agreement, dated as of March 14, 2012, by and between the Registrant and McDonald Ventures XI, LLC, as amended by the renewal letter from McDonald Ventures XI, LLC to the Registrant, dated March 18, 2014, and by the First Amendment to the Lease Agreement, dated August 22, 2014.

10.3	+**	2011 Stock Incentive Plan, as amended to date.

10.4	+**	Form of Incentive Stock Option Grant Notice and Incentive Stock Option Agreement under 2011 Stock Incentive Plan.

10.5	+**	Form of Nonqualified Stock Option Grant Notice and Nonqualified Stock Option Agreement under 2011 Stock Incentive Plan.

10.6	+†	Form of 2014 Equity Incentive Plan

10.7	+†	Form of Stock Option Grant Notice and Stock Option Agreement under 2014 Equity Incentive Plan.

10.8	+†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.

10.9	+**	Form of Indemnification Agreement with non-employee directors.

Exhibit Number	Description of Document

10.10**	Office Lease, dated as of June 17, 2013, by and between the Registrant and Highwoods Realty Limited Partnership.

10.11#**	Collaboration Agreement, dated as of January 31, 2013, by and among the Registrant and Santen Pharmaceutical Co., Ltd., as amended by Amendment No. 1 to Collaboration Agreement, dated as of April 29, 2014.

10.12+†	Form of 2014 Employee Stock Purchase Plan.

10.13+†	Form of Employment Agreement with executive officers to be in effect upon completion of this offering.

10.14+†	Non-Employee Director Compensation Policy to be in effect upon completion of this offering.

10.15#	License Agreement, by and between the Registrant and NovaMedica LLC, dated as of August 29, 2014.

23.1†	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

**	Previously submitted.

#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.